UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                           Extended Stay America, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    30224P101
                                 (CUSIP Number)

                               Hugh L. McColl, III
                          Mangan & McColl Partners, LLC
                         100 N. Tryon Street, Suite 5130
                               Charlotte, NC 28202
                                 (704) 376-8100
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                   May 4, 2004
             (Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30224P101


1.  Names of Reporting Persons:
    I.R.S. Identification Nos. of above persons (entities only):

    Mangan & McColl Partners, LLC
................................................................................

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]
................................................................................
3.  SEC Use Only

................................................................................
4.  Source of Funds (See Instructions):

    OO
................................................................................
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

    [ ]
................................................................................
6.  Citizenship or Place of Organization:

    Delaware
................................................................................
         Number of                      7.  Sole Voting Power:  4,920,000*
                                        .......................................
         Shares Beneficially            8.  Shared Voting Power:  None
                                        .......................................
         Owned by Each
         Reporting                      9.  Sole Dispositive Power: 4,920,000*
                                        .......................................
         Person With                    10. Shared Dispositive Power:  None
                                        .......................................
................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,920,000*
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     [ ]
................................................................................
13.  Percent of Class Represented by Amount in Row (11):

     5.0%*
................................................................................
14.  Type of Reporting Person (See Instructions):

     IA, OO
................................................................................


* As of May 4, 2004

CUSIP No.: 30224P101


1   Names of Reporting Persons:
    I.R.S. Identification Nos. of above persons (entities only):

    John F. Mangan, Jr.
................................................................................

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)[ ]
(b)[ ]
................................................................................
3.  SEC Use Only

................................................................................
4.  Source of Funds (See Instructions):

OO
................................................................................
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    [  ]
................................................................................
6.  Citizenship or Place of Organization:

    Delaware
................................................................................
         Number of                       7. Sole Voting Power:   4,920,000*
                                         ..................................
         Shares Beneficially             8. Shared Voting Power:  None
                                         ..................................
         Owned by Each
         Reporting                       9. Sole Dispositive Power:  4,920,000*
                                         ..................................
         Person With                     10. Shared Dispositive Power:  None
                                         ..................................
................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,920,000*
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

      [ ]
................................................................................
13.  Percent of Class Represented by Amount in Row (11):

     5.0%*
................................................................................
14.  Type of Reporting Person (See Instructions):

     HC, IN
................................................................................


*As of May 4, 2004

CUSIP No.: 30224P101


1.   Names of Reporting Persons:
     I.R.S. Identification Nos. of above persons (entities only):

     Hugh L. McColl, III
................................................................................

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ] (b) [ ]
................................................................................
3.  SEC Use Only

................................................................................
4.  Source of Funds (See Instructions):

    OO
................................................................................
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

    [ ]
................................................................................
6.  Citizenship or Place of Organization:

     Delaware
................................................................................
         Number of                    7.  Sole Voting Power:   4,920,000*
                                      .........................................
         Shares Beneficially          8.  Shared Voting Power:  None
                                      .........................................
         Owned by Each
         Reporting                    9.  Sole Dispositive Power:  4,920,000*
                                      .........................................
         Person With                  10. Shared Dispositive Power:  None
                                      .........................................
................................................................................

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,920,000*
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     [ ]
................................................................................
13.  Percent of Class Represented by Amount in Row (11):

     5.0%*
................................................................................
14.  Type of Reporting Person (See Instructions):

     HC, IN
................................................................................


* As of May 4, 2004

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the shares of common stock, $0.01 par value per share (the "Common Stock") of Extended Stay America, Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed and/or advised by Mangan & McColl Partners, LLC ("Mangan & McColl"). The principal executive offices of the Issuer are located at 100 Dunbar Street, Spartanburg, SC 29306.

Item 2.  Identity and Background

This statement on Schedule 13D is filed on behalf of Mangan & McColl Partners, LLC, a Delaware limited liability company and John F. Mangan, Jr. and Hugh L. McColl, III, each an American citizen. Mangan & McColl's principal business is acting as the managing member and/or investment adviser for two or more private investment funds. John Mangan and Hugh McColl are the managing members of Mangan & McColl and each owns a 50% equity interest in Mangan & McColl. The address of Mangan & McColl is 100 North Tryon Street, Suite 5130, Charlotte, NC 28202.

The names, citizenship, business addresses and principal occupations of each of the managing members and executive officers of Mangan & McColl are set forth in Schedule A, which is incorporated herein by reference.

During the last five years neither Mangan & McColl, John Mangan, Hugh McColl nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The transactions reported hereunder with respect to the Common Stock purchased or sold by the reporting person were consummated by two or more private investment funds for which Mangan & McColl acts as the managing member and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. As set forth on Exhibit B, (i) the total purchase price for the Common Stock purchased within the last 60 days was $95,098,197; and (ii) the total merger consideration for the Common Stock was $96,555,000.

Item 4.  Purpose of Transaction

The Common Stock was acquired for arbitrage, investment and proprietary trading purposes in the ordinary course of business by two or more private investment funds managed and/or advised by Mangan & McColl. Mangan & McColl, John Mangan and/or Hugh McColl reserves the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise. Mangan & McColl, John Mangan and/or Hugh McColl have no plans or proposals, which would relate to or would result in any of the actions to be described in Item 4 of
Schedule 13D.

Item 5. Interest In Securities of the Issuer

(a)-(b) As of May 4, 2004, Mangan & McColl was the beneficial owner of 4,920,000 shares of Common Stock, which constituted approximately 5.0% of the Issuer's outstanding shares of Common Stock, based upon 98,183,492 shares of Common Stock outstanding as of April 8, 2004, which shares were held by the private investment funds for which it acts as managing member and/or investment advisor. Mangan & McColl had sole power to vote and sole power to dispose of the Common Stock. The Issuer has subsequently completed a merger and as a result Mangan & McColl no longer owns any shares of the Issuer. John Mangan and Hugh McColl disclaim any beneficial ownership interest of the Common Stock held by any private investment funds for which Mangan & McColl acts as the managing member and/or investment adviser, except for that portion of such Common Stock that relates to their economic interest in such Common Stock as a minority equity owner in the private investment funds holding such shares.

(c) See Exhibit B attached hereto. Except for shares cashed out in the merger, all of the transactions in the Common Stock set forth on Exhibit B were consummated as open market transactions by private investment funds for which Mangan & McColl acts as a managing member and/or investment adviser within 60 days of the event which triggered the filing of this Schedule 13D.

(d) The members of (or investors in) each of two or more private investment funds for which Mangan & McColl acts as managing member and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held for the accounts of their respective funds in accordance with their respective interests (or investment percentages) in their respective funds.

 (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in Item 5 above, to the best knowledge of Mangan & McColl, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to Be Filed as Exhibits

     Exhibit A -- Agreement between Mangan & McColl Partners, LLC, John F. Mangan, Jr. and Hugh L. McColl, III to file this statement jointly on behalf of each of them.

     Exhibit B -- List of transactions in Issuer's Common Stock taking place during the 60 day period preceding this filing.

      Schedule A -- Managing Members and Executive Officers of Mangan & McColl Partners, LLC.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Mangan & McColl Partners, LLC

Dated: May 20, 2004
Charlotte, NC                        By: /s/ Joseph J. Schonberg
                                     ----------------------------------
                                     Name: Joseph J. Schonberg
                                     Title: Chief Financial Officer

Dated: May 20, 2004
Charlotte, NC                        By: /s/ John F. Mangan, Jr.
                                     ----------------------------------
                                     John F. Mangan, Jr.


Dated: May 20, 2004
Charlotte, NC                        By: /s/ Hugh L. McColl, III
                                     ----------------------------------
                                     Hugh L. McColl, III

E>




                                   EXHIBIT A

                                   AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Invision Technologies, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                            Mangan & McColl Partners, LLC

Dated: May 20, 2004
Charlotte, NC               By: /s/ Joseph J. Schonberg
                            ----------------------------------
                            Name: Joseph J. Schonberg
                            Title: Chief Financial Officer

Dated: May 20, 2004
Charlotte, NC               By: /s/ John F. Mangan, Jr.
                            ----------------------------------
                            John F. Mangan, Jr.


Dated: May 20, 2004
Charlotte, NC               By: /s/ Hugh L. McColl, III
                            ----------------------------------
                            Hugh L. McColl, III




                                    EXHIBIT B

                              List of Transactions


Common Stock

 Trade Date       Transaction         Quantity            Price
-----------------------------------------------------------------

3/08/2004           BUY                 275,000           $  19.31
3/10/2004           BUY                 150,000              19.26
3/12/2004           BUY                 250,000              19.31
3/12/2004           BUY                  75,000              19.29
3/15/2004           BUY                  50,000              19.23
3/16/2004           BUY                 500,000              19.18
3/17/2004           BUY                 500,000              19.21
3/19/2004           BUY                 135,000              19.23
3/22/2004           BUY                  50,000              19.18
3/23/2004           BUY                  50,000              19.15
3/24/2004           BUY                 165,000              19.16
3/25/2004           BUY                  50,000              19.16
3/26/2004           BUY                  50,000              19.13
3/29/2004           BUY                  50,000              19.15
3/30/2004           BUY                 730,000              19.33
3/31/2004           BUY                 250,000              19.38
4/01/2004           BUY                  50,000              19.41
4/08/2004           BUY                  25,000              19.42
4/12/2004           BUY                  50,000              19.46
4/14/2004           BUY                  50,000              19.41
4/15/2004           BUY                 245,000              19.46
4/19/2004           BUY                  50,000              19.48
4/20/2004           BUY                  50,000              19.41
4/21/2004           BUY                 150,000              19.40
4/22/2004           BUY                 260,000              19.48
4/23/2004           BUY                  75,000              19.52
4/27/2004           BUY                 140,000              19.48
5/03/2004           BUY                 225,300              19.50
5/04/2004           BUY                 219,700              19.53
--------------------------------------------------------------
Total Purchase Price: $95,098,197.15


Common Stock

 Trade Date       Transaction         Quantity            Price
-----------------------------------------------------------------
5/11/2004   MERGER CLOSING            4,920,000          $ 19.625

Total Merger Consideration:  $96,555,000

                                   SCHEDULE A


Managing Members and Executive Officers of Mangan & McColl Partners, LLC



Name & Principal Occupation      Citizenship      Business Address
---------------------------      -----------      -----------------------------
John F. Mangan, Jr.              USA              Mangan & McColl Partners, LLC
Managing Member                                   100 North Tryon Street
                                                  Suite 5130
                                                  Charlotte, NC 28202

Hugh L. McColl, III              USA              Mangan & McColl Partners, LLC
Managing Member                                   100 North Tryon Street
                                                  Suite 5130
                                                  Charlotte, NC 28202


Joseph J. Schonberg              USA              Mangan & McColl Partners, LLC
Chief Financial Officer                           100 North Tryon Street
                                                  Suite 5130
                                                  Charlotte, NC 28202